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                                                                    EXHIBIT 20.1
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Pinault-Printemps-Redoute S.A. and Brylane Inc. Sign Merger Ageement

PPR to Proceed with $24.50 Tender Offer


          New York, New York and Paris, France, March 10, 1999 -- Brylane Inc. (NYSE:BYL) and Pinault-Printemps-Redoute S.A. ("PPR") (PRTP:PA), a Paris based specialty retailer, announced today that they had entered into a merger agreement, allowing the two retailers to join forces to compete on a global basis in the rapidly changing mail order environment.

          Under the terms of the merger agreement, PPR will launch a tender offer to purchase all of the outstanding shares of Brylane not owned by PPR at a price of $24.50 per share in cash, which represents an increase from PPR's initial proposal of $20.00 per share. Subject to the terms and conditions of the merger agreement, all shares of Brylane not tendered by stockholders of Brylane in the tender offer will be converted into the right to receive $24.50 per share in cash, subject under certain conditions to stockholders' appraisal rights under Delaware law. PPR currently owns approximately 49.9% of the outstanding shares of Brylane.

          The merger agreement was recommended by a special committee of the Brylane Board of Directors, based on, among other things, the opinion of Bear Stearns & Co. Inc., financial advisor to the special committee, and was approved by the Brylane Board. The announcement was made jointly by Peter J. Canzone, Brylane's Chairman, Serge Weinberg, PPR's Chief Executive Officer, and Hartmut Kramer, President of RedCats, PPR's mail order catalog company. PPR's financial advisor was J.P. Morgan & Co.

          Brylane and PPR said that the tender offer would be commenced next week.

          Brylane and PPR also announced that they, together with other defendants, have entered into a Memorandum of Understanding with representatives of the class counsel regarding the proposed settlement of various purported class action lawsuits that had been filed relating to the transaction. The settlement is subject to, among other things, completion of definitive documentation and other required procedures for court approval.

          Brylane is the nation's leading specialty catalog retailer of value-priced apparel, with a focused portfolio of catalogs that includes Lane Bryant, Roaman's, Jessica London and King Size, servicing the special size apparel market, and Chadwick's of Boston, Lerner, Bridgewater and Brett serving the regular size apparel market. In addition, Brylane's home catalog, introduced in September 1998, offers value-priced home products. Brylane also markets certain of its catalogs under the "Sears" name to customers of Sears, Roebuck and Co. under an exclusive licensing arrangement with Sears Shop at Home Services, Inc. Brylane is headquartered in New York and has facilities in Indiana, Massachusetts and Texas.

          Headquartered in Paris, PPR operates several different specialized retail chains that sell a wide range of consumer goods. PPR's principal chains include Printemps (general merchandise), Conforama (furniture, household electronic goods and appliances) and Fnac (records, books, computers and consumer electronics). Through RedCats, PPR is Europe's third largest mail order company.

                                   *   *   *

          This press release is not an offer or the solicitation of an offer to buy any securities of Brylane, and no such offer or solicitation will be made except in compliance with applicable securities laws.
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          Information Concerning Forward-Looking Statements:  This press release
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contains forward-looking statements as defined by the federal securities laws and are based on Brylane's and PPR's current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied. Certain factors that could cause actual results to differ are indicated in Brylane's filings with the Securities and Exchange Commission.

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